CAMBRIA INVESTMENT MANAGEMENT, L.P.

2321 Rosecrans Avenue, Suite 3225

El Segundo, CA 90245

May 1, 2013

Cambria ETF Trust

2321 Rosecrans Avenue, Suite 3225

El Segundo, CA 90245

Ladies and Gentlemen:

In order to provide Cambria ETF Trust (the “Trust”) with initial capital, we hereby purchase from the Trust the amount of shares of each series of the Trust at the price per share as follows:

Fund	Number of Shares	Price Per Share	Total Investment
Cambria Global Income and Currency Strategies ETF
Cambria Shareholder Yield ETF	4000	$25.00	$100,000
Cambria Foreign Shareholder Yield ETF
Cambria Emerging Shareholder Yield ETF
All Funds			$100,000

We represent and warrant to the Trust that the shares of the Trust are being acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

CAMBRIA INVESTMENT MANAGEMENT, L.P.

By:	/s/ Eric W. Richardson
Name:	Eric W. Richardson
Title:	Chief Executive Officer